Exhibit 8.1

LIST OF SUBSIDIARIES

Subsidiary*	Jurisdiction of Incorporation	Name Under Which the Subsidiary Does Business
Cementos Selva S.A.C.	Perú
Distribuidora Norte Pacasmayo S.R.L.	Perú	Dino
Dinoselva Iquitos S.A.C.	Perú	Dino Selva
Calizas del Norte S.A.C. En Liquidación[1]	Perú
Empresa de Transmisión Guadalupe S.A.C.	Perú
Salmueras Sudamericanas S.A.	Perú
Acuícola Los Paiches S.A.C.	Perú
Soluciones Takay S.A.C.	Perú
150Krea	United States

*	All subsidiaries are wholly owned, directly or indirectly, by Cementos Pacasmayo S.A.A., except for Salmueras Sudamericanas S.A. in which Cemento Pacasmayo S.A.A. holds a 74.9% interest.

1 As of December 31, 2021, it was on the process of liquidation, which finished in February 2022.